Delaware Operating Services Company
Balance Sheet
(Dollars in Thousands)
(Unaudited)

ASSETS   September 30, 2003

Current Assets

Cash and cash equivalents	*
Accounts receivable	*
Interest and taxes receivable	*
Other prepayments	*
	*

Deferred Charges and Other Assets

Deferred income tax	*
Prepaid pension cost	*
	*

Total Assets   *

LIABILITIES AND OWNER'S EQUITY

Current Liabilities

Accounts payable	*
Accounts payable to associated companies	*
Notes payable to associated companies	*
Other	*
	*

Deferred Credits and Other Liabilities

Pension and OPEB	*

Capitalization

Common stock	*
Additional paid in capital	*
Retained earnings	*
	*

Total Capitalization and Liabilities   *

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.

Delaware Operating Services Company
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Nine Months Ended September 30, 2003
OPERATING REVENUES	*
OPERATING EXPENSES	
Cost of sales	*
Operation and maintenance	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
OTHER INCOME	*
INTEREST EXPENSE	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.